UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2004

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                                       AXA

                 (Translation of registrant's name into English)

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                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                           Incorporation By Reference


      AXA's press releases furnished by the Registrant under this Form 6-K, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, are incorporated by reference into the Registration Statements on Form S-8 (File Nos.333-109227, 333-104438, 333-99083, 333-91900, 333-75600, 333-70516, 333-9212, 333-12088 and 333-12944) and any
other Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished 6-Ks. For the avoidance of doubt, the disclosures containing non-GAAP financial measures contained in the attached press releases including, without limitation, all disclosures concerning AXA's underlying earnings, adjusted earnings, embedded value or components thereof (including life new business contribution and life new business margin) and margin analysis are not incorporated hereby into any Registration Statement filed by the Registrant that allows for the incorporation by reference of (or which by its terms automatically incorporates by reference) Forms 6-K furnished to the SEC by the Registrant.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: August 6, 2004

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

   99.1. Press Release issued on August 6, 2004 by AXA, announcing its consolidated earnings for the first half of 2004.


   99.2. Press Release issued on August 6, 2004 by AXA, announcing its conditional proposal to acquire the minority interests in AXA Asia Pacific Holdings.